Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of Acreage Holdings, Inc. on Form S-8 (File No. 333-274225) and Form S-3 (File No. 333-262502) of our report dated April 29, 2024, which includes an explanatory paragraph as to the Company's ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Acreage Holdings, Inc. as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021, which report is included in this Annual Report on Form 10-K of Acreage Holdings, Inc. for the year ended December 31, 2023.

/s/ Marcum LLP

Marcum LLP
New York, NY
April 29, 2024